May 19, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adicet Bio, Inc.: Registration Statement on Form S-3, filed May 13, 2021 (File No. 333-256088)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Adicet Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 21, 2021, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,
Adicet Bio, Inc.

/s/ Chen Schor
Chen Schor
President and Chief Executive Officer

cc:	Nick Harvey, Chief Financial Officer, Adicet Bio, Inc.

Danielle Lauzon, Esq., Goodwin Procter LLP

Gabriela Morales-Rivera, Esq., Goodwin Procter LLP